October 12, 2018

Evan Levine
Chief Executive Officer
Probility Media Corporation
1517 San Jacinto Street
Houston, Texas 77002

       Re: Probility Media Corporation
           Preliminary Information Statement on Schedule 14C
           Filed September 28, 2018
           File No. 000-55074

Dear Mr. Levine:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications
cc:    Steven Plumb